April 14, 2025

FILED VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attn: Shandy Pumphrey

Re:	RiverPark Funds Trust Form N-CSR (filed for FYE 9/30/2024) File Number: 811-22431

Dear Ms. Pumphrey:

On behalf of the RiverPark Funds Trust (the “Trust”) and each of its series (the “Funds”), this letter is in response to the comments received on March 14, 2025 from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Trust’s recently filed Form N-CSR for the fiscal year ended September 30, 2024 (the “2024 N-CSR”), including the Funds’ audited financial statements for the fiscal year ended September 30, 2024 (the “2024 Financial Statements”) and the tailored annual shareholder reports (each a “TSR”) for Funds’ classes for the fiscal year ended September 30, 2024. We have set forth below, in bold face type, the text of the comment, followed by the Trust’s responses:

1.	Reference is made to the TSR for each class (Institutional and Retail) of the RiverPark Long/Short Opportunity Fund, which includes the following footnote to the Top Ten Holdings list:

“See the Supplemental Information section of the Annual Financials and Other Information for additional disclosures”

Note that Instruction 3 to Item 27A of Form N-1A instructs “Do not include information in an annual or semi-annual shareholder report other than disclosure that Item 27A and its Instructions require or permit in annual or semi-annual shareholder reports, as applicable, or as provided by rule 8b-20 under the Investment Company Act.” Please remove this footnote from future TSRs.

RESPONSE: The referenced footnote will not be included in the TSRs going forward.

2.	Reference is made to the “Supplemental Information” section on page 51 of the 2024 Financial Statements. In future filings, please include a header in this section indicating which Fund it refers to.

RESPONSE: The requested header will be included in the referenced section going forward.

3.	Reference is made to Rule 30e-1(b)(2)(i) which provides that the information contained in Items 7-11 of Form N-CSR is required to be included in the Funds’ website. The information required by Items 8-11 of Form N-CSR is not reflected on the Fund’s website. Please update the Fund’s website accordingly.

RESPONSE: The Trust undertakes to add a separate information page on its website that will include only the information required by Items 8-11 of Form N-CSR.

4.	Reference is made to the information included under “How did the Fund perform during the last 10 years?” of each TSR. The website link provided does not link to specific performance of the applicable Fund. Going forward, please update the website links in each TSR accordingly.

RESPONSE: The Trust undertakes to include in the referenced section of each TSR a link to the specific performance of the applicable Fund.

5.	The Staff notes that the “Additional Information” section of the TSRs for the RiverPark Floating Rate CMBS Fund indicates that proxy voting information is available at the provided website, however no proxy voting information for this Fund is included at the provided website. Consider adding a link to the RiverPark Floating Rate CMBS Fund N-PX filing to the website. In addition, consider adding the Proxy Voting Procedures for all the Funds via a link to such procedures or a cross-reference to the disclosure of such procedures in the Funds’ Statement of Additional Information.

RESPONSE: The RiverPark Floating Rate CMBS Fund did not vote any proxies during the period. Nevertheless, the Trust has added a link to the RiverPark Floating Rate CMBS Fund’s N-PX filing (showing no votes) on its website. In addition, the Trust undertakes to update its website to include a cross-reference to disclosure of the Funds’ Proxy Voting Procedures in the Funds’ Statement of Additional Information.

6.	Item 10 of the 2024 N-CSR mentions that the information pertaining to Remuneration Paid to Directors is "included above in Item 7." We note that separate amounts for "Trustees’ fees" are broken out in the Statement of Operations by fund with a column for each fund; however Item 10 of Form N-CSR requires funds to disclose the aggregate remuneration paid to directors, officers etc. Please include the aggregate amounts paid (in total) by the Trust for trustees, any special compensation amounts, any amounts paid to officers, and any amounts paid to any officer or director of the Fund that is an affiliated person and include this information in Item 10. If the disclosures are included in Item 7, the disclosures should be presented in a format to communicate the information effectively, be clearly distinguished from other materials, and be easily accessible (for example, by providing a table of contents with a hyperlink or page number that points the investor to the information). If the disclosure pertains to multiple funds or is in multiple locations in Item 7, please consider Tailored Shareholder Report FAQ #3 to more effectively communicate the relevant information to shareholders.

RESPONSE: In future Form N-CSR filings, the Trust will address the disclosure requirements of Item 10 as described by the Staff as follows: (1) an additional page will be added to the end of the Financial Statements (Item 7) titled “Other Information – Form N-CSR Items 8-11, (2) Item 10 on the Other Information Page will include a reference to the Statement of Operations of the Financial Statements, and (3) the Table of Contents of the Financial Statements (Item 7) will provide a page number and a hyperlink that points to the location of Item 10.

7.	Please add a footnote to the Schedule of Investments for the RiverPark Short Term High Yield Fund (and any other Fund with PIK investments) explaining what “PIK” means.

RESPONSE: The Trust undertakes to add the requested footnote where applicable in future Schedules of Investments for the Funds.

8.	Reference is made to the N-PORT filings for RiverPark Large Growth Fund and RiverPark Long/Short Opportunity Fund. Please explain why negative amounts are included in the “month 1” response to Item B.6 (total net asset value of shares sold).

RESPONSE: The negative amounts reported were the result of an error by the Funds’ Administrator. Measures have been put in place to ensure the error will not be repeated in future filings.

9.	Reference is made to Item B.22 of the N-CEN filing for RiverPark Next Century Large Growth Fund, which indicates that the Fund had a NAV error during the reporting period. Please describe the nature and circumstances of the error, associated internal control implications, mitigating actions and amounts reimbursed, if any. In addition, if amounts have been reimbursed please explain, citing GAAP and Regulation S-X and any other accounting guidance, why the Fund did not disclose the reimbursed amounts in the 2024 Financial Statements.

RESPONSE: On February 1, 2024, an error was discovered in the accrual of daily sweep interest income for RiverPark Next Century Large Growth Fund (in this response, the “Fund”) for the month of January 2024. For the period of January 3rd through January 29th, 2024, the Trust’s Fund Accounting team used an incorrectly high cash balance when calculating the daily interest accrual for the Fund. The total accrued interest resulting from this erroneous calculation was $7,205, while the actual interest earned during this period was only $930. An adjustment of $(6,275) was made on February 1, 2024, resulting in the NAV of the Fund decreasing by $0.03 per share.

During the period at issue, only one purchase transaction for the Fund was identified and no shares of the Fund were sold. In accordance with the NAV Error Reimbursement Policy for the Trust, the purchase transaction was restated, resulting in the shareholder being issued 19.074 additional shares of the Fund. No amounts were reimbursed by the Fund, so no disclosure was required in the 2024 Financial Statements.

10.	Reference is made to the Fact Sheet for each Fund included on the Funds’ website. Please consider adding a footnote to define what the acronym “GICS” stands for and explain what the GICS is.

RESPONSE: The Trust undertakes to add the requested footnote to the Funds’ Fact Sheets going forward.

11.	Please confirm that any liquidated or merged series in the Trust has be changed to “inactive” on EDGAR.

RESPONSE: The Trust confirms that all liquidated or merged series in the Trust have been changed to “inactive” on EDGAR.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Margaret M. Murphy
Margaret M. Murphy